Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2851

September 18, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20529

Attn: Karen Rossotto

Re:	Coller Secondaries Private Equity Fund (the “Fund”)
File Nos. 811-23879; 333-272265

Ladies and Gentlemen:

On behalf of Coller Secondaries Private Equity Fund (the “Fund”), we write to respond to the comments received from the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) by email on June 30, 2023 (the “Comment Letter”) relating to the Fund’s registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the Commission on May 30, 2023 (the “Registration Statement”). The Fund intends to file Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which will include revisions in response to the Comment Letter and revisions to otherwise update disclosure. A draft of the Amendment is attached herewith.

In addition, on behalf of the Fund, we are providing the following responses to the Comment Letter. For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Fund will revise disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

General

1.	Staff Comment: We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Fund respectfully acknowledges the Staff’s comment.

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2.	Staff Comment: We also note you have filed two exemptive applications on behalf of C-SPEF. The applications relate to C-SPEF’s ability to offer multiple classes of shares and to engage in certain co-investments alongside the Adviser’s affiliates. Please let us know in the response letter if C-SPEF intends to request any additional exemptive or no-action relief. In addition, please update us on the status of your exemptive applications during the course of our review.

Response: The Fund filed an application for a co-investment exemptive order on March 24, 2023 (the “Co-Investment Application”), which is under review by the Staff as of the date of this correspondence. The undersigned received comments on the Co-Investment Application from the Staff via email in a letter dated August 23, 2023. The Fund intends to file an amendment to the Co-Investment Application that includes revisions in response to the Staff’s comments.

In addition, the Fund filed an application for a multi-class exemptive order on May 30, 2023 (the “Multi-Class Application”). In a telephone call with Trace Rakestraw on June 7, 2023, the Staff separately communicated its preference that the Multi-Class Application be withdrawn and re-filed upon the completion of the registration of the Fund’s investment adviser, Coller Private Market Secondaries Advisors, LLC (the “Adviser”), under the Investment Advisers Act of 1940, as amended. The Adviser has filed its initial Form ADV and its registration is pending as of the date of this correspondence. The Fund intends to re-file the Multi-Class Application following the effectiveness of the Adviser’s registration with the Commission. The Fund does not currently anticipate filing any other applications for exemptive or no-action relief in connection with the Registration Statement.

3.	Staff Comment: We note the term Private Equity precedes the word “Fund” in your name. We believe the use of this term as written is misleading because the term Private Equity Fund connotes a specific type of unregistered investment fund, which a registered fund is not regardless of whether it provides access to private equity. Please revise your name to avoid the potential for investor confusion.

In addition, the name includes the word “Secondaries” which the staff believes suggests a specific type of investment. If the word “Secondaries” remains in the name, the Fund’s 80% test should be modified so that it is specific to secondaries investments (i.e., it should not include investments in newly formed private funds, Direct Investments or Co-Investments). In addition, please confirm the calculation of the Fund’s 80% test will not include capital commitments that have not yet been called by an underlying fund.

Response: Notwithstanding the following discussion, in response to the Staff’s comment and to avoid any potential investor confusion, the Fund will change its name to “Coller Secondaries Private Equity Opportunities Fund.” The Fund believes that the new name appropriately informs investors that both “private equity” and “secondaries” are key characteristics of the investment strategy that will be pursued by the Fund.

With respect to the first part of the Staff’s comment, the Fund respectfully disagrees with the Staff’s view that the use of the term “private equity” in the Fund’s name is misleading. The term “private equity” is commonly understood to refer to a type of investment strategy

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that is effectuated through the use of various types of investments across many different industries. Investment decisions based on a “private equity” strategy may cause a fund to have exposure to many types of investments, including portfolio funds, direct equity investments in operating companies, co-investments and other types of investments.

With respect to the second part of the Staff’s comment, the Fund respectfully submits that the term “secondaries” refers to the Fund’s investment strategy of acquiring various types of investments from third-party investors through privately negotiated transactions (i.e., “secondaries transactions” or “secondaries”). A “secondaries transaction” generally involves the acquisition of an investment or portfolio of investments from an existing third-party investor, rather than through a primary transaction directly with the issuer. In a “secondaries” transaction, the buyer of the existing interest agrees to take on future funding obligations in exchange for future returns and distributions. The acquisition of an investment through a secondaries transaction will often take place at a discount to the investment’s net asset value. Because a “secondaries transaction” may result in the acquisition of many different types of investments, the term “secondaries” does not suggest a focus on a particular type of investment or investments. Instead, the term “secondaries” is commonly understood to refer to an investment strategy of acquiring various types of investments through secondaries transactions with third-party investors, as opposed acquiring such investments through primary transactions directly with the issuer.

Under Rule 35d-1(a)(2), a fund needs to adopt an 80% policy if it has a name suggesting that the fund focuses on a particular type of investment or investments, or in investments in a particular industry or group of industries. Rule 35d-1 under the 1940 Act also does not apply to terms that suggest an investment objective or strategy (see Frequently Asked Questions about Rule 35d-1 (Investment Company Names), at Question 9, available at www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm). The Fund respectfully submits that the term “secondaries” is not implicated by Rule 35d-1(a)(2), as the term “secondaries” in the Fund’s name refers to an investment strategy and not to a specific type of investment or investments or industry or group of industries. As used in the Fund’s name, the term “secondaries” refers to the Fund’s investment strategy of acquiring various types of Private Equity Investments, including existing interests in Portfolio Funds, Direct Investments and Co-Investments from third-party investors through privately negotiated transactions. Investment decisions based on a “secondaries” strategy may cause the Fund to have exposure to many types of investments, including Portfolio Funds, Direct Investments and Co-Investments.

For the foregoing reasons, the Fund respectfully submits that the use of the term “secondaries” in the Fund’s name does not require the Fund to establish a policy of investing at least 80% of its assets in “secondaries,” nor does it dictate the language used to describe any such policy that the Fund might otherwise choose to adopt. The Fund will revise the disclosure throughout the Registration Statement to further clarify the nature of “secondaries” as an investment strategy.

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With respect to the third part of the Staff’s comment, the Fund confirms that the calculation of the Fund’s 80% test will not include capital commitments that have not yet been called by a Portfolio Fund.

4.	Staff Comment: Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, we may have additional comments.

Response: The Fund confirms that it does not currently intend to present any “test the waters” materials to potential investors in connection with its offering of Shares.

5.	Staff Comment: Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the registration statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the registration statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

Response: The Fund confirms that it does not intend to issue debt securities or preferred shares within a year from the effective date of the Registration Statement.

6.	Staff Comment: The registration statement appears to contemplate a transaction with the Predecessor Fund that will occur after your decision to become registered as an investment company. Please tell us how this transaction will be structured to comply with section 17 of the 1940 Act, including any no-action relief upon which you intend to rely.

Response: Simultaneously with the Fund beginning to accept offers to purchase Shares (“Commencement of Operations”), the Adviser expects that the Predecessor Fund, if any, will reorganize with and become a wholly-owned subsidiary of the Fund in a transaction conducted in reliance on Guidestone Financial, et al., SEC Staff No-Action Letter (pub. avail. Dec. 27, 2006) (the “Guidestone Letter”). The Fund confirms that any such reorganization will be effected in accordance with the conditions of the Guidestone Letter, including the terms of paragraphs (b), (c), (d), (e), (f) and (g) of Rule 17a-7 under the 1940 Act and the provisions of Rule 17a-8 under the 1940 Act (as these provisions apply to a reorganization involving an unregistered fund that is eligible to rely on Rule 17a-8 and a registered investment company). In addition, as contemplated by the conditions of the Guidestone Letter:

i.	the Fund will be a shell portfolio as of the time of the reorganization;
ii.	the assets of the Predecessor Fund will consist of securities or commitments to acquire securities that are appropriate, in type and amount, for investment by the Fund in light of its investment objectives and policies;
iii.	the holder(s) of interests in the Predecessor Fund (the “Predecessor Fund Interests”) will transfer such interests to the Fund in exchange for Shares of the Fund having a net asset value equal to the net asset value of the Predecessor Fund Interests;
iv.	the Fund and the Predecessor Fund will have the same procedures for determining their net asset values and will follow those procedures in determining the amount of Shares to be issued in the reorganization;

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v.	the transfer of the Predecessor Fund Interests to the Fund in exchange for Shares of the Fund will be effected simultaneously with the issuance of Shares of the Fund in connection with the Fund’s Commencement of Operations;
vi.	the Fund will comply with the recordkeeping requirements described in the Guidestone Letter;
vii.	the Adviser will, consistent with its fiduciary duties, disclose to the trustees of the Fund who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), the existence of, and all of the material facts relating to, any conflicts of interests between the Adviser and the Fund with regard to the reorganization to facilitate the ability of the Independent Trustees to evaluate and approve the reorganization; and
viii.	The Adviser will bear the costs associated with the reorganization.

In response to the Staff’s comment, the Fund has revised the above-referenced disclosure to clarify that the reorganization of the Predecessor Fund into the Fund is contingent on approval by the Board and the Predecessor Fund’s board of directors.

Prospectus

Cover

7.	Staff Comment: The Cover prominently discloses that Coller Capital is “First in Secondaries”. Please supplementally provide support for this disclosure and explain why it is not misleading.

Response: The Fund respectfully disagrees with the Staff’s view that the statement “First in Secondaries” embedded in the global logo of Coller Capital Limited (“Coller Capital”) included on the Cover is misleading. The Fund notes that the above-referenced statement is part of Coller Capital’s global brand and does not refer to the historical performance or returns of any pooled investment vehicles or strategies managed and/or sponsored by Coller Capital or its affiliates.

The Fund respectfully submits that the “First in Secondaries” statement is not misleading because it accurately reflects Coller Capital’s role as a pioneer in the investment strategy of acquiring interests in private assets through privately negotiated transactions (i.e., “secondaries transactions” or “secondaries”). For example, at Coller Capital’s launch in 1990, it became Europe’s first dedicated private equity secondaries manager; Coller International Partners II was the first private equity secondaries fund with a global mandate; at its final close in 2022, Coller Credit Opportunities I was the largest private credit secondaries fund ever raised; and Coller Capital has been providing investors with access to the secondaries market longer than any other investment adviser that advises a registered investment company that focuses on the secondaries market. For the foregoing reasons, the Fund believes that disclosure of the above-referenced statement in Coller Capital’s global logo included on the Cover is appropriate and not misleading.

8.	Staff Comment: On the Cover, please specify C-SPEF’s principal strategies that are speculative (e.g., use of leverage/derivatives, high yield/distressed debt and emerging markets investment) and include a cross-reference to the disclosure regarding the risks associated with these strategies. See Form N-2, Item 1.1.j. and the Guidelines to Form N-2, Guide 6.

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Response: The disclosure will be revised in the Amendment.

9.	Staff Comment: On page ii, in footnote (1) to the table, the disclosure states “C-SPEF may, in its sole discretion, accept investments below $1,000,000 with respect to Class I Shares, and $25,000 with respect to Class D Shares and Class I-2 Shares.” Please explain to us the circumstances under which C-SPEF may reduce these stated minimum investments. Also, in the second paragraph on page 13, the disclosure states “The Board reserves the right to accept lesser amounts below these minimums [in certain cases].” Is the Board’s ability to lower minimums in addition to that of C-SPEF? If so, please also discuss the Board’s ability to lower minimums in your explanation to us. If not, please reconcile the inconsistency in the disclosure.

Response: In response to the first part of the Staff’s comment, the Fund notes that it has reserved the right to reduce the investment minimums for any reason, including with respect to investors subscribing through a given broker/dealer or registered investment adviser whose subscriptions may be aggregated to meet these minimums, so long as denominations are not less than $10,000. The Fund supplementally notes that the “accredited investor” requirement will apply to all investors regardless of their investment size and will not be waived.

In addition, the Fund will revise the above-referenced disclosure in the Amendment as follows:

“~~The Board~~C-SPEF may, in its sole discretion, ~~reserves the right to accept lesser amounts below~~ waive these minimums, including for […].”

10.	Staff Comment: In the second paragraph on page ii, the disclosure states that simultaneous with C-SPEF’s Commencement of Operations, the Predecessor Fund “reorganized with and transferred substantially all its assets into C-SPEF.” Regarding the reorganization:

a.	Please disclose how the private fund holders’ shares will be valued for purposes of the reorganization. Will there be any dilution for other shareholders who purchase shares in the initial offering? If so, please provide appropriate disclosure on the Cover and in the Prospectus.

Response: The Fund confirms that, in connection with the Fund’s reliance on the Guidestone Letter, the Fund and the Predecessor Fund will have the same procedures for determining their net asset values and will follow those procedures in determining the amount of Shares issued or Predecessor Fund Interests exchanged, as applicable, in connection with the contemplated reorganization. Such procedures will also include the preparation of a report by an independent evaluator regarding the value of any assets for which market quotations are not readily available that sets forth the value of each such asset as of the date of the

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transaction. The Fund anticipates that the valuation procedures in effect at the time of the contemplated reorganization will provide for the value of such assets to be their fair market value at the time of the reorganization. Accordingly, investors in the Predecessor Fund will receive a number of Shares of the Fund proportional to the net asset value of their Predecessor Fund Interests. The Fund confirms that it does not expect there to be any dilution for other shareholders who purchase shares in the initial offering of the Fund.

b.	Please explain to us in correspondence what information investors will have available to them about the Predecessor Fund and its portfolio prior to purchasing shares of C-SPEF.

Response: The Fund expects that investors will have available to them the following information prior to purchasing Shares of the Fund: (i) the Registration Statement, which will include disclosure regarding the contemplated reorganization, including any material tax aspects thereof, and the Predecessor Fund generally, (ii) the Predecessor Fund’s investment objective, strategies and investment policies, guidelines and restrictions, or otherwise confirmation that the foregoing are, in all material respects, equivalent to those of the Fund, (iii) information regarding the investment adviser and portfolio managers of the Predecessor Fund, or otherwise confirmation that the foregoing are the same as those of the Fund and, (iv) subject to the contemplated reorganization having occurred or being probable (see response to comment 11 below), and subject further to the completion of an audit of the financial statements of the Predecessor Fund, appropriate financial statements of the Predecessor Fund.

c.	Please explain to us what assets will not be transferred from the Predecessor Fund to C-SPEF, and why these assets will not be transferred.

Response: The Fund currently expects that all of the Predecessor Fund’s assets and liabilities will be transferred to the Fund in connection with the Fund’s acquisition of Predecessor Fund Interests in exchange for Shares of the Fund at the time of the contemplated reorganization.

11.	Staff Comment: Please explain to us whether the Predecessor Fund meets the definition of a “fund” as defined in Rule 6-11(a)(2) under the 1940 Act. If the Predecessor Fund meets the definition of a fund, please explain how the requirements of Rule 6-11 of Regulation S-X will be met, including the supplemental financial information requirements. In your response, please indicate the fiscal year end of the Predecessor Fund and what fiscal year-ends and interim periods will be included. If the Predecessor Fund does not meet the definition of a “fund,” please discuss with the Staff what Predecessor Fund financial information will be provided, which may include an audited schedule of investments that complies with Article 12 of Regulation S-X and presents the fair value of investments according to FASB ASC 820.

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Response: The Fund confirms that any Predecessor Fund that may in the future be reorganized with and become a wholly-owned subsidiary of the Fund would meet the definition of a “fund” as defined in Rule 6-11(a)(2) of Regulation S-X.

The Fund confirms that it will include appropriate financial statements of the Predecessor Fund in a future post-effective amendment to the Registration Statement once any reorganization has “occurred or is probable,” as contemplated by Rule 6-11 of Regulation S-X. As of the date of this correspondence, a reorganization has not occurred, nor is it probable, as neither the Fund nor any Predecessor Fund has entered into a definitive reorganization agreement to effectuate any reorganization, and neither the Board nor the board of any Predecessor Fund has approved any such reorganization. Accordingly, a reorganization is not probable as contemplated by Rule 6-11 of Regulation S-X. As such, it would be materially misleading to investors to include financial statements of the Predecessor Fund in a pre-effective amendment to the Registration Statement prior to such reorganization having occurred or being probable.

12.	Staff Comment: Please note, to the extent that you intend to present the prior performance of the Predecessor Fund within the registration statement, we will have further comments.

Response: The Fund acknowledges the Staff’s comment and undertakes to address any further comments from the Staff, if applicable. To the extent the Fund presents any prior performance of the Predecessor Fund as the Fund’s own performance, the Fund believes the inclusion of any such prior performance of the Predecessor Fund would be supported by MassMutual Institutional Funds, SEC Staff No-Action Letter (pub. avail. September 28, 1995). The Fund confirms that, to the extent the Fund presents any prior performance of the Predecessor Fund as the Fund’s own performance, it will present such information consistent with appropriate Staff guidance, including all required disclosures.

13.	Staff Comment: On page ii, in the penultimate bullet, the disclosure states “Shares...may not be transferred or resold except as permitted under C-SPEF’s agreement and declaration of trust.” Please define “C-SPEF’s agreement and declaration of trust” here. Please also provide here a cross-reference to the section Transfer Restrictions on page 63.

Response: The disclosure will be revised in the Amendment.

14.	Staff Comment: The disclosure in the final bullet on page ii states “The amount of distributions that C-SPEF may pay, if any, is uncertain.” with respect to C-SPEF’s distributions, please disclose the following as additional bolded bullets on the Cover, as appropriate:

•	C-SPEF may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as offering proceeds, borrowings, and amounts from C-SPEF’s affiliates that are subject to repayment by investors.

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•	The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses.

•	A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.

Response: The disclosure will be revised in the Amendment.

Summary of Offering Terms

Investment Objectives and Strategy

15.	Staff Comment: On page 2, the disclosure in the first line of the last paragraph states “C-SPEF may also invest in debt issued by private companies.” Please disclose here the credit quality of C-SPEF’s debt investments. Please also disclose the credit quality of these investments in Private Credit Investments on page 12.

Response: The Fund will add the following disclosure in the aforementioned sections of the prospectus:

“C-SPEF may also invest in debt issued by private companies, which may be rated, at the time of investment, below investment grade quality (rated Ba/BB or below, or judged to be of comparable quality by the Adviser).”

In addition, the Fund will add disclosure under the “Summary of Terms” section and the section titled “Risks—Other Investment Risks” regarding certain risks associated with investments in below investment grade securities.

16.	Staff Comment: In the second paragraph on page 3, the disclosure states “C-SPEF may make investments directly or indirectly through one or more wholly owned subsidiaries....” Regarding C-SPEF’s use of Subsidiaries:

a.	Please note any investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. For purposes of complying with Section 15(c), the reviews of the Fund’s and Subsidiaries’ investment advisory agreements may be combined.

Response: The Fund respectfully acknowledges the Staff’s comment.

b.	Confirm in correspondence that each Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Fund so confirms.

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c.	Confirm any wholly-owned Subsidiary’s management fee (including any performance fee), if any, will be included in the line item “Advisory Fee” and the wholly-owned Subsidiary’s expenses will be included in “Other Expenses” in C-SPEF’s fee table.

Response: The Fund so confirms.

17.	Staff Comment: In the penultimate line on page 2, the disclosure states “C-SPEF seeks to hold an amount of Liquid Assets and other liquid investments consistent with prudent liquidity management.” Please tell us in correspondence how you reconcile this disclosure with the potential for C-SPEF to “over-commit” as disclosed in the second full paragraph on page 3.

Response: The Fund respectfully submits that the above-referenced disclosure is consistent with the potential for the Fund to “over-commit.” The Fund will rely on the exemption in Rule 18f-4(e) under the 1940 Act when entering into unfunded commitment agreements. The Adviser intends to manage the Fund’s commitment strategy with a view toward balancing liquidity while maintaining a high level of investment. The Fund plans to manage its unfunded commitments such that it will have sufficient cash and cash equivalents (i.e., Liquid Assets) to meet its obligations at the time that an unfunded commitment agreement comes due. When making this assessment, the Adviser will consider historical capital calls from Portfolio Funds and general market conditions that could affect the timing of capital calls by Portfolio Funds under current market conditions. The Fund expects to meet these obligations through a combination of its Liquid Assets, maturing investments and, if necessary, a credit facility and/or sales of investments.

The potential for the Fund to “over-commit” refers to the Adviser’s strategy for managing the process of committing capital to Portfolio Funds and, to a lesser extent, Co-Investments. The Fund notes that commitments to Portfolio Funds or Co-Investments, as applicable, generally are not immediately invested or drawn down in full. With respect to commitments to Portfolio Funds generally, amounts of capital committed to investments in Portfolio Funds are drawn down and invested over time, as underlying investments are identified by the relevant Portfolio Fund Manager—a process that may take a period of several years. Additionally, a portion of the Fund’s capital commitments to Portfolio Funds, particularly those relating to mature Portfolio Funds, may never be drawn down. As a general matter, permanently undrawn commitments are expected to be less common for Co-Investments. The Fund reasonably believes that its assets will provide adequate cover to allow it to meet its obligations with respect to all of its unfunded investment commitments, in each case as they come due, in accordance with the exemption in Rule 18f-4(e) under the 1940 Act.

18.	Staff Comment: In this section, please briefly disclose C-SPEF’s principal investments, such as those disclosed on pages 24-25 in Private Equity and Special Situations/Other Private Assets. For example, these sections describe C-SPEF’s direct and underlying investment in troubled companies, distressed debt and small/mid-market transactions, as well as the types of securities C-SPEF invests in. Please also disclose the risks associated with the Fund’s principal investments in Principal Risk Factors.

Response: The disclosure will be revised in the Amendment.

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Principal Risk Factors

19.	Staff Comment: On page 3, in the second sentence of the introductory paragraph of this section, please delete the phrase “which do not purport to be a complete description of any of the particular risks referred to or a complete list of all risks involved in an investment in C-SPEF” as this implies the Fund’s risk disclosure is materially incomplete.

Response: The disclosure will be revised in the Amendment.

20.	Staff Comment: On page 4, in the first paragraph of Conflicts of Interest, the disclosure states “For example, the Adviser provides services to C-SPEF for which C-SPEF compensates it. As a result, the Adviser has an incentive to enter into arrangements with C-SPEF, and faces conflicts of interests when balancing that incentive against the best interests of C-SPEF.” Please clarify the conflict this disclosure is describing (i.e., how does compensation for services create a conflict? What is the Adviser’s incentive that it needs to balance against C-SPEF’s best interests?).

Response: In response to the Staff’s comment, the Fund will revise the disclosure in the Amendment as follows:

“An investment in C-SPEF is subject to a number of actual or potential conflicts of interests. For example, the Adviser ~~provides services to C-SPEF for which C-SPEF compensates it. As a result, the Adviser has an incentive to enter into arrangements with C-SPEF, and~~ faces conflicts of interests when balancing ~~that incentive against the best interests of C-SPEF~~ its responsibility to act in the best interests of C-SPEF, on the one hand, and any benefit, monetary or otherwise, that could result to it or its affiliates from the operation of C-SPEF, on the other hand. For example, the Adviser may render in the future services to others, including by performing a variety of functions unrelated to the management of C-SPEF and the selection, acquisition, management and disposition of C-SPEF’s investments. The officers and employees of the Adviser are not required to devote all or any specific portion of their working time to the affairs of the Fund and actual or potential conflicts of interest arise in allocating management time, services or functions among such clients, including clients that may have the same or similar type of investment strategy as C-SPEF’s.”

21.	Staff Comment: On page 4, in the second paragraph of Conflicts of Interest, the disclosure references the application for an exemptive order to allow the Fund to co-invest alongside the Adviser’s affiliates. Please disclose here there is no guarantee such relief will be granted. Please include similar disclosure wherever C-SPEF’s exemptive applications are referenced throughout the registration statement.

Response: The disclosure will be revised in the Amendment.

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22.	Staff Comment: On page 11, in Loans to Private Companies, please briefly describe the types of loans C-SPEF will invest in. In doing so, please describe the type of interest rates of the loans (e.g., floating) and disclose if C-SPEF will invest in covenant lite loans.

Response: The disclosure will be revised in the Amendment. The Fund supplementally confirms that it does not currently intend to invest in covenant-lite loans.

23.	Staff Comment: In this section, please disclose the risks associated with foreign investment, including emerging markets, the use of leverage and in general the risks associated with C-SPEF’s principal investments.

Response: The disclosure will be revised in the Amendment.

Share Classes; Minimum Investments

24.	Staff Comment: In the last sentence of the first paragraph on page 13, immediately following the phrase “so long as initial investments” please insert “in C-SPEF”. Response: The disclosure will be revised in the Amendment.

Advisory Fee

25.	Staff Comment: In the first paragraph of this section, the disclosure states that the Advisory Fee may be based on 1) C-SPEF’s NAV or 2) NAV, less cash, plus “the total of all commitments made by C-SPEF that have not yet been drawn for investment,” whichever is greater. Please disclose any conflicts this calculation of the Advisory Fee presents. For example, would the Adviser have an increased incentive to make investments with longer term unfunded commitments or engage in an over-commitment strategy?

Response: The above-referenced disclosure will be revised in the Amendment as noted in the response to comment 28.

Distribution and Servicing Fee

26.	Staff Comment: The disclosure in the second paragraph states “Class D Shares and Class I-2 Shares pay a Distribution and Servicing Fee to the Distributor at an annual rate...based on the aggregate net assets of C-SPEF attributable to such class [emphasis added].” Please explain in the disclosure what “aggregate net assets” are.

Response: The above-referenced disclosure will be revised in the Amendment as follows:

“Class D Shares and Class I-2 Shares pay a Distribution and Servicing Fee to the Distributor at an annual rate of [ ]% and [ ]%, respectively, based on ~~the aggregate net assets of C-SPEF attributable to such class~~ the net assets of C-SPEF attributable to such class (i.e., a proportionate share of C-SPEF’s aggregate net assets). For purposes of determining the Distribution and Servicing Fee, net asset value will be calculated prior to any reduction for any fees and expenses, including, without limitation, the Distribution and Servicing Fee payable.”

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Summary of Fees and Expenses (pages 20)

27.	Staff Comment: Do the calculations presented in the fee table assume a certain amount of leverage? If so, disclose this amount in the narrative preceding the fee table.

Response: The Fund supplementally confirms that the calculations presented in the fee table do not assume the use of leverage. Accordingly, no changes to the disclosure will be made in the Amendment.

28.	Staff Comment: Consistent with Form N-2, the fee table includes a parenthetical after Estimated Annual Operating Expenses noting that the expenses are shown as “a percentage of net assets attributable to Shares.” Disclosure in footnote 3 explains that the Advisory Fee may be based on either NAV or the amount of NAV less cash and cash equivalents plus the total of all commitments made by C-SPEF that have not yet been drawn for investment. Please explain to us how C-SPEF may account for the latter method of calculating the Advisory Fee (the method including unfunded commitments) without causing the fee table’s presentation of the Advisory Fee to be misleading.

Response: The Fund acknowledges the Staff’s comment and notes that the Fund will revise footnote 3 to the fee table and corresponding disclosure to disclose that in no event will the Advisory Fee exceed [ ]% as a percentage of the Fund’s net asset value. Accordingly, the Fund has revised the relevant disclosure as follows:

“C-SPEF pays the Adviser a quarterly Advisory Fee at an annual rate of [ ]% based on the greater of (i) C-SPEF’s net asset value and (ii) C-SPEF’s net asset value less cash and cash equivalents plus the total of all commitments made by C-SPEF that have not yet been drawn for investment. For purposes of calculating the Advisory Fee, a commitment is defined as a contractual obligation to acquire an interest in, or provide the total commitment amount over time to, a Portfolio Fund, when called by the Portfolio Fund. During any given fiscal year, the basis for the Advisory Fee could be larger than C-SPEF’s net asset value due to unfunded commitments to invest in Private Equity Investments. Nevertheless, the Adviser has agreed that in no event will the Advisory Fee exceed [ ]% as a percentage of C-SPEF’s net asset value. Investors are advised that the actual amount of unfunded commitments will be disclosed in C-SPEF’s published financial statements.

In addition, t~~T~~he Adviser has contractually agreed to reduce its Advisory Fee to an annual rate of [ ]% until the first anniversary of [ ] (the “Fee Reduction Agreement”). Unless otherwise extended by agreement between C-SPEF and the Adviser, the Advisory Fee payable by C-SPEF as of [ ] will be at the annual rate of [ ]%; provided that in no event will the Advisory Fee exceed [ ]% as a percentage of C-SPEF’s net asset value. The reduction of the Advisory Fee under the Fee Reduction Agreement is not subject to recoupment by the Adviser under the Expense Limitation Agreement, described below.”

Simpson Thacher & Bartlett LLP

U.S. Securities and Exchange Commission	-14-	September 18, 2023

29.	Staff Comment: In footnote 6, regarding repayments to the Adviser under the Expense Limitation Agreement, the disclosure states “Any such repayments must be made within three years after the year in which the Adviser incurred the expense [emphasis added].” Please replace “year” with “date” or “month”.

Response: The disclosure will be revised in the Amendment.

30.	Staff Comment: In the fee table, please insert a line item for Dividend Reinvestment and Cash Purchase Plan Fees or explain why the line item has not been provided. Please refer to Item 3 of Form N-2.

Response: The Fund notes that Shareholders will not be charged fees in connection with Fund’s dividend reinvestment plan. Instruction 1 to Item 3 of Form N-2 provides that any caption not applicable to the Fund may be omitted from the fee table. Accordingly, no changes to the disclosure will be made in response to the Staff’s comment.

Investment Objective and Strategy

31.	Staff Comment: On page 23, the disclosure references foreign investment, including companies and funds in emerging markets. If C-SPEF will focus its investments in a particular country or region, please disclose so.

Response: The Fund notes that it will not focus its investment in a particular country or region. Accordingly, no changes to the disclosure will be made in response to the Staff’s comment.

Investment Strategies

32.	Staff Comment: In the first line of the second paragraph of this section, the disclosure references an “appropriately diversified portfolio”. As C-SPEF is characterized as non-diversified under the 1940 Act, to avoid confusion, please delete or replace the term “diversified”. Please make corresponding changes throughout this section and the registration statement generally.

Response: In response to the Staff’s comment, the Fund will revise the above-referenced disclosure as shown in the response to comment 33. For the avoidance of doubt, the Fund confirms that it will make corresponding changes throughout the aforementioned section and the Registration Statement generally.

33.	Staff Comment: In the same paragraph, please provide context in the disclosure for the terms “top quartile returns” and “as great as in the past”.

Response: In response to the Staff’s comment, the Fund will revise the above-referenced disclosure as follows:

Simpson Thacher & Bartlett LLP

U.S. Securities and Exchange Commission	-15-	September 18, 2023

“~~Identifying and gaining access to suitable investments and building an appropriately diversified portfolio are critical elements to consistently realizing the return enhancing benefits of private equity.~~ The Adviser will seek to construct a portfolio with exposure across different global geographies, managers, vintage year exposures, and industry sectors. In the view of the Adviser, it is critical that an investor partner with a team that has long standing relationships with successful sponsors, a due diligence process to identify successful or promising emerging managers, and the selectivity and discipline to rule out those groups that fail or cease to be successful. The Adviser seeks to partner with private equity sponsors that the Adviser believes have the ability to achieve top quartile returns on their investments, as reported in third-party benchmarks. Performance of private equity investments has been correlated with factors such as an investment team’s level of access to investment opportunities, strength of relationships with entrepreneurs and management teams, and first-hand operating experience in building and strengthening businesses. ~~The Adviser believes that the dispersion of private equity returns will be as great as in the past], making investment selection and access to managers that have performed strongly all the more critical.~~ The Adviser believes that the dispersion of private equity returns makes critical the investment selection and access to managers that the Adviser believes have the potential to perform strongly.”

Types of Portfolio Investments

34.	Staff Comment: On page 25, in Co-Investments and Direct Investments, please disclose in plain English the meaning of “risk-adjusted returns” and “minority investor” as used in the first paragraph of this section.

Response: The disclosure will be revised in the Amendment.

35.	Staff Comment: On page 26, the disclosure in the second line of Liquid Assets references “below investment grade fixed-income securities.” Please note here these are otherwise known as junk.

Response: The disclosure will be revised in the Amendment.

36.	Staff Comment: On page 27, in ESG Integration, the disclosure states that the Adviser, as part of its investment process, incorporates “financially material ESG factors” with “the goals of managing risk and assessing the attractiveness of the opportunity.” Please elaborate on how the assessment of ESG factors is integrated into the Adviser’s investment process and the types of investments ESG analysis is applied to. Please also briefly disclose the material ESG factors considered and the quantitative and qualitative factors analyzed in determining how they may be financially material to these investments. Your disclosure should address any material limits to the ESG analysis, including limits associated with data accuracy, availability and comparability.

Response: The disclosure will be revised in the Amendment.

Simpson Thacher & Bartlett LLP

U.S. Securities and Exchange Commission	-16-	September 18, 2023

Other Investment Risks

37.	Staff Comment: On page 43, please update the LIBOR risk. We note that the disclosure refers to a June 30, 2023 date that has now passed.

Response: The disclosure will be revised in the Amendment.

38.	Staff Comment: On page 49, in Risks Related to Hedging and Derivative Transactions, the disclosure in the first line states “C-SPEF may invest in certain securities, such as swaps, derivatives, hedges or foreign currency forward contracts, among others....” The disclosure in this section describes the tax risks associated with these investments. Please disclose C-SPEF’s use of derivatives as an investment strategy and the risks associated with these investments, as appropriate within the registration statement.

Response: The Fund confirms that disclosure will be added in the Amendment regarding the Fund’s use of currency hedging. The Fund supplementally confirms that it does not intend to invest in other derivatives transactions to a material extent and that that the Fund does not expect to engage in hedging strategies other than currency hedging.

Conflicts of Interest

39.	Staff Comment: Please disclose here or at an appropriate place within the registration statement, the Adviser’s conflict in determining the Fund’s use of leverage while receiving an asset-based Advisory Fee. Please also disclose the Adviser’s similar conflict of receiving an asset-based fee while determining the fair valuation of the Fund’s investments (the disclosure on page 57 in Net Asset Valuation states “The Board has designated the Adviser to perform [C-SPEF’s] fair value determinations...” in accordance with its procedures and Rule 2a-5”).

Response: The disclosure will be revised in the Amendment. The Fund notes that the proposed Advisory Fee is calculated on the basis of the greater of (i) net asset value and (ii) net asset value less cash and cash equivalents plus the total of all commitments not yet drawn, and does not take into account the use of leverage.

Investment Advisory Agreement

40.	Staff Comment: On page 57, at the end of this section, the disclosure states “A discussion regarding the basis for the approval by the Board of the Investment Advisory Agreement will be available in C-SPEF’s shareholder report for the period ending [ ].” Please specify either the Annual or Semi-annual Report. See, Form N-2, Item 9.b.(4).

Response: The disclosure will be revised in the Amendment.

Simpson Thacher & Bartlett LLP

U.S. Securities and Exchange Commission	-17-	September 18, 2023

Repurchase of Shares

41.	Staff Comment: On page 64, the disclosure in the last sentence of the third paragraph states “C-SPEF may cause the repurchase of a Shareholder’s Shares if, among other reasons, C-SPEF determines that such repurchase would be in the interest of C-SPEF.” Please explain to us what this disclosure means. Please also tell us the circumstances under which this might occur. We may have further comments.

Response: The Fund notes that the above-referenced disclosure principally regards the circumstances expressly provided for by Section 23(c) of the 1940 Act. The Fund confirms that any such repurchase would be consistent with Section 23(c) of the 1940 Act because it would be made concurrently with tenders from other Fund Shareholders. In addition, the above-referenced disclosure contemplates the Fund exercising its option to repurchase shares, for example, in order to prevent shares from being held by individuals in an amount for which the Fund would have initially rejected a purchase order for failing to meet the investment minimum. Due to the costs and administrative burden associated with servicing smaller accounts, the Fund believes that permitting smaller investments could impose undue costs on other Fund shareholders. The Fund believes these circumstances present a clear rationale for mandatory repurchase and would not result in the Fund repurchasing shares in a discriminatory manner under Section 23(c) of the 1940 Act.

42.	Staff Comment: On page 64, in the penultimate sentence of the fifth paragraph in this section, the disclosure states “Any such proceeds that are held back will be paid no later than five business days after the completion of such audit [emphasis added].” Please replace “five” with “two”.

Response: The disclosure will be revised in the Amendment.

43.	Staff Comment: On page 65, the disclosure in the last sentence of the first full paragraph states “As such, the Repurchase Date for each repurchase offer should occur within 65 calendar days after the Expiration Date of such offer [emphasis added].” Please replace “should” in this sentence with “will”.

Response: The disclosure will be revised in the Amendment.

44.	Staff Comment: On page 65, in the penultimate paragraph, please delete or revise the first sentence beginning “Following the commencement of an offer to repurchase Shares....” C-SPEF may terminate the offer only upon the occurrence of conditions specified at the outset of the offer that are objectively verifiable and outside the control of C-SPEF or its agents or affiliates.

Response: The disclosure will be revised in the Amendment. The Fund supplementally confirms that any termination of a repurchase offer would be effected in accordance with Rule 13e-4 under the Securities Exchange Act of 1934.

45.	Staff Comment: In the last paragraph on page 65, the disclosure in the second sentence states “The second and final payment for the balance due will be paid no later than 5 business days after the completion of the annual audit of C-SPEF’s financial statements for the fiscal year in which the applicable repurchase is effected....[emphasis added]” In this sentence please replace “5” with “two”.

Response: The disclosure will be revised in the Amendment.

Simpson Thacher & Bartlett LLP

U.S. Securities and Exchange Commission	-18-	September 18, 2023

46.	Staff Comment: Also in the last paragraph on page 65, please delete all the disclosure beginning with “If, based upon...” through “by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable,....” Alternatively, please explain to us how this disclosure complies with the disclosure in the first sentence of this paragraph stating that the portion of the amount due to tendering Shareholders that the Fund may hold back, “will not exceed 5% of the total amount due to such Shareholders”. If compliant with this requirement, and this disclosure remains, please disclose plainly that the Fund will hold back no more than 5% of the amount due Shareholders. Further, in the last line of the paragraph (if this disclosure remains), please replace the phrase “as promptly as practicable” with “within two business days.”

Response: The disclosure will be revised in the Amendment.

47.	Staff Comment: On page 66, the disclosure in the second paragraph beginning “However, C-SPEF is permitted to allocate to Shareholders...” through to the end of the paragraph, does not appear consistent with Rule 13e-4(f)(8) under the Securities Exchange Act of 1934. Please review the rule’s requirements and revise accordingly. Further, the disclosure in this paragraph does not comport with earlier disclosure stating that shares will be purchased at NAV.

Response: The disclosure will be revised in the Amendment.

Statement of Additional Information

48.	Staff Comment: On page 3, Fundamental Polices, the disclosure in the first full paragraph states that C-SPEF’s concentration policy will permit investment without limit in municipal securities, securities of foreign governments and issuers domiciled in a single jurisdiction or country. Please note the following and revise as needed:

a.	Regarding municipal securities, please qualify the disclosure to note that municipal securities issued to finance a particular project are considered for purposes of concentration to be in the industry of that project.

b.	Please clarify in the disclosure that investments in the sovereign debt of any single country are considered investments in a single industry for concentration purposes.

c.	Issuers domiciled in a single jurisdiction or country are subject to C-SPEF’s policy on concentration – these investments are not “without limit.”

Response: The disclosure will be revised in the Amendment.

Simpson Thacher & Bartlett LLP

U.S. Securities and Exchange Commission	-19-	September 18, 2023

49.	Staff Comment: Much of the risk disclosure presented in the SAI appears to be relevant to a number of the Fund’s principal investments. Please review the registration statement and determine if the risk disclosure included in the SAI should also be included as risk disclosure in the Prospectus and/or the Summary, as appropriate.

Response: The disclosure will be revised in the Amendment.

Exhibits

50.	Staff Comment: Please include the Fund’s governing documents as Exhibits to the registration statement. We may have further comments.

Response: The Fund’s governing documents will be filed as exhibits to the Amendment or to one or more subsequent pre-effective amendments to the Registration Statement. The Fund will provide drafts of its Second Amended and Restated Declaration of Trust and Bylaws to the Staff when available for review in advance of the Fund’s organizational Board meeting.

51.	Staff Comment: Please provide audited seed financial statements of the Registrant.

Response: The Fund’s audited seed financial statements will be included in the Amendment or in a subsequent pre-effective amendment to the Registration Statement.

Please call me at (212) 455-2851 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Nathan Somogie

cc:	Jay Williamson, Securities and Exchange Commission Jeff Long, Staff Accountant

Richard Jason Alexander Elmhirst, Esq., Coller Private Market Secondaries Advisors, LLC

Eli Bauernfreund, Coller Private Market Secondaries Advisors, LLC

Frank Ochsenfeld, Esq., Coller Private Market Secondaries Advisors, LLC

Radin Ahmadian, Esq., Coller Private Market Secondaries Advisors, LLC

Rajib Chanda, Esq., Simpson Thacher & Bartlett LLP

John Fitzgerald, Esq., Simpson Thacher & Bartlett LLP

Benjamin Ruano, Esq., Simpson Thacher & Bartlett LLP